Filed with the Securities and Exchange Commission on January 5, 2000
                              SEC File No. 5-33952

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------------------

                               Amendment No. 2 to
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                     OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         DUNES HOTELS AND CASINOS, INC.
                        (Name of Subject Company--Issuer)

              DUNES HOTELS AND CASINOS, INC.                          ISSUER
             GENERAL FINANCIAL SERVICES, INC.                         BIDDER
              GFS ACQUISITION COMPANY, INC.                           BIDDER
                     STEVE K. MILLER                                  BIDDER
                 (Name of Filing Persons)                            (Status)

              COMMON STOCK, $0.50 PAR VALUE                         265440 10 7
  SERIES B, $7.50 CUMULATIVE PREFERRED STOCK, $0.50 PAR             265440 20 6
                          VALUE
          (Title of Class of Securities)                 (CUSIP Number of Class
                                                                 of Securities)

                                  Thomas Steele
                             8441 E. 32nd Street N.
                                    Suite 200
                              Wichita, Kansas 67226
                             (316) 636-1070, Ext. 28
      (Name, address and  telephone  number of persons  authorized to receive notices and  communications  on behalf of filing persons)


                                   Copies to:

                              Patrick J. Respeliers
                            Morrison & Hecker L.L.P.
                                2600 Grand Avenue
                           Kansas City, Missouri 64108
                                 (816) 691-2600

                            CALCULATION OF FILING FEE

           ----------------------------------------------------------

             Transaction valuation         Amount of filing fee
           ----------------------------------------------------------
           ----------------------------------------------------------

                 $5,382,640(1)                  $1,077(2)
           ----------------------------------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of the Dunes Hotel and Casinos, Inc.'s Common Stock, $0.50 par value, at $1.00 per common share, and Series B, $7.50 Cumulative Preferred Stock, $0.50 par value, at $30.00 per preferred share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.

(2)   Previously paid.

      [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration No.:
      Filing Party:
      Date Filed:
      [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |X|  issuer tender offer subject to Rule 13e-4.

      |X|  going-private transaction subject to Rule 13e-3.

      [ ]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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





                             INTRODUCTORY STATEMENT



       This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by Dunes Hotels and Casinos, Inc., a New York corporation (the "Company"), to purchase all of the outstanding shares of its Common Stock, $0.50 par value per share (the "Common Shares"), and its Series B, $7.50 Cumulative Preferred Stock, $0.50 par value per share (the "Preferred Shares"), tendered pursuant to the tender offer at a purchase price of $1.00 per Common Share and $30.00 per Preferred Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 31, 2000 and the Supplement thereto dated December 21, 2000 (collectively, the "Offer to Purchase") and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (A)(1), (A)(2),
(A)(7) and (A)(3) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). General Financial Services, Inc., GFS Acquisition Company, Inc. and Steve K. Miller are "bidders" within the meaning of Rule 14d-1(g)(2) with respect to the offer. The term "Share" means a share of either the Common Shares or the Preferred Shares, as applicable.



      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the Company is Dunes Hotels and Casinos, Inc., which is the issuer of the Common Stock, $0.50 par value, and the Series B, $7.50 Cumulative Preferred Stock, $0.50 par value, subject to the Tender Offer. The Company's principal executive offices are located at 4600 Northgate Blvd., Suite 130, Sacramento, California
      95834. The telephone number for the Company is (916) 929-2295. Reference is made to the information set forth in the Offer to Purchase under the the caption "THE OFFER--7. Certain Information Concerning the Dunes", which information is incorporated herein by reference.

(b) Securities. The securities which are the subject of the Tender Offer are the Common Stock, $0.50 par value, and the Series B, $7.50 Cumulative Preferred Stock, $0.50 par value. As of October 31, 2000, 5,094,340 Common Shares and 9,610 Preferred Shares were issued and outstanding. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "INTRODUCTION", which information is incorporated herein by reference.

(c) Trading Market and Price. The Dunes Common Shares are traded in the over-the-counter market under the symbol "DUNE". There is no established public trading market for the Preferred Shares. Trading in the Shares has been limited and sporadic. Neither the Common Shares nor the Preferred Shares are listed for trading on any exchange. Reference is made to the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "THE OFFER--5. Price Range of the Shares; Dividends", which information is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.


This is an issuer tender offer. However, General Financial Services, GFS Acquisition Company, Inc. and Steve Miller are joining in this filing since they are bidders within the meaning of Rule 14d-1(g)(2). The information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning the Dunes" and the additional information regarding General Financial Services, GFS Acquisition Company, Inc. and Mr. Miller in the Supplement to the Offer to Purchase are incorporated herein by reference. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)and has not been a party to any judicial or administrative proceeding except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order, enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Miller is a citizen of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase under the captions "INTRODUCTION", "SPECIAL FACTORS-- 4. Interests of Certain Persons in the Offer", "SPECIAL FACTORS--5. Material Federal Income Tax Consequences", "THE OFFER--1. Terms of the Offer", "THE OFFER--2. Acceptance for Payment and Payment", "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares", "THE OFFER--4. Withdrawal Rights", "THE OFFER--8. Conditions to the Offer", and "THE OFFER--9. Legal Matters" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)   None.

(b) The information set forth in the Supplement to the Offer to Purchase is incorporated herein by reference.

(c)   None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" and "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Use of Securities. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--9. Certain Effects of the Offer" is incorporated herein by reference.

(c)(1)-(10) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--1. Operating History; Payment of Dividends and Redemption of Shares Uncertain", "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS--9. Certain Effects of the Offer" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--6. Financing of the Offer" is incorporated herein by reference.

(b) and (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

 (a)and (b)  The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--4. Interests of Certain Persons in the Offer", "SPECIAL FACTORS--7. Beneficial Ownership of the Shares", "SPECIAL FACTORS--8. Transactions and Arrangements Concerning Shares" and "THE OFFER--7. Certain Information Concerning the Dunes" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the Offer to Purchase under the captions "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The financial statements contained in the Company's Annual Report on Form 10-KSB filed with the Commission on March 27, 2000, and the Company's Quarterly Reports on Form 10-QSB filed with the Commission on May 15, 2000,
August 18, 2000 and November 15, 2000, are incorporated herein by reference. The filing persons do not believe that the financial statements of Mr. Miller, GFS Acquisition Company, Inc. or General Financial Services are material because the offer (1) is for cast (2) is not subject to any financing condition and (3) is for all of the outstanding securities of the Company.


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

ITEM 11. ADDITIONAL INFORMATION.

(a)   AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.
      (1)     None other than previously disclosed.
      (2)(3) The information set forth in the Offer to Purchase under the caption "THE OFFER--9. Legal Matters" is incorporated herein by reference.
      (4)     Not applicable.
      (5)     The information set forth in the Offer to Purchase under the
              Caption "SPECIAL   FACTORS--3.  USI Litigation" is incorporated
              herein by reference.

(b) OTHER MATERIAL INFORMATION. The information set forth in the Offer to Purchase, the Supplement thereto and the Letters of Transmittal, copies of which are attached hereto as Exhibits (A)(1), (A)(2), (A)(7) and
      (A)(3), is incorporated herein by reference.

ITEM 12.   EXHIBITS.

      *(A)(1) Offer to Purchase dated October 31, 2000.

      *(A)(2) Form of Letter of Transmittal for Common Stock.

      *(A)(3) Form of Letter of Transmittal for Preferred Stock.

      *(A)(4) Form of Notice of Guaranteed Delivery.

      *(A)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.

      *(A)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.


      **(A)(7) Supplement dated December 21, 2000 to Offer to Purchase.

----------------------------------

* Previously filed with Schedule TO (file no. 5-33952) filed with the SEC on November 17, 2000.

** Previously filed with Amendment No. 1 to Schedule TO (file no. 5-33952) filed with the SEC on December 22, 2000.



ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Because it is a condition to the tender offer for the Common Shares that the Common Shares and the Preferred Shares be held of record by fewer than 300 persons after the closing of the offer, this transaction constitutes a "going-private" transaction. As such, the following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

ITEM 2 OF SCHEDULE 13E-3.

(d) The information set forth in the Offer to Purchase under the Caption "THE OFFER--5. Price Range of the Shares; Dividends".
(e)          Not applicable.
(f) The information set forth in the Supplement to the Offer to Purchase is incorporated herein by reference.

ITEM 4 OF SCHEDULE 13E-3.

(c) - (f)    Not applicable.


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


ITEM 5 OF SCHEDULE 13E-3.


(a) - (c)    The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS--4. Interests of Certain Persons in the
             Offer" and in the Supplement to the Offer to Purchase is incorporated herein by reference.

ITEM 7 OF SCHEDULE 13E-3.

(a) Purposes. The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and in the Supplement to the Offer to Purchase is incorporated herein by reference.
(b)          Alternatives. Not applicable.
(c) Reasons. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and the Supplement to the Offer to Purchase is incorporated herein by reference.
(d) Effects. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--5. Material Federal Income Tax Consequences" and "SPECIAL FACTORS--9. Certain Effects of the Offer" and in the Supplement to the Offer to Purchase is incorporated herein by reference.

ITEM 8 OF SCHEDULE 13E-3.

(a)and (b)   The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and in the Supplement to the Offer to Purchase is incorporated herein by reference.
(c)          Approval of Security Holders. The information in the Supplement to the Offer to Purchase is incorporated herein by reference.
(d)          Unaffiliated Representative.  The information in the Supplement to the Offer to Purchase is incorporated herein by reference.
(e)          Approval of Directors. The rule 13e-3 transaction has been approved by a majority of the Company's non-employee directors.
(f)          Other Offers.  The information in the Supplement to the Offer to
             Purchase is incorporated herein by reference.


ITEM 9 OF SCHEDULE 13E-3.

(a) Report, Opinion or Appraisal. The Company has not received any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS" and in the Supplement to the Offer to Purchase is incorporated herein by reference.
(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.
(c)          Availability of Documents. Not applicable.

ITEM 10 OF SCHEDULE 13E-3.

(c) Expenses. The Information contained in the Offer to Purchase under the caption "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

ITEM 12 OF SCHEDULE 13E-3

(d) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--4. Interest of Certain Persons in the Offer" is incorporated herein by reference.
(e) The information in the Supplement to the Offer to Purchase is incorporated herein by reference.

ITEM 14 OF SCHEDULE 13E-3.


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


Directors, officers and regular employees of the Company and its affiliates (who will not be specifically compensated for such services), may contact Holders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages and personal interviews regarding the Offer and may request brokers, dealers and other nominees to forward the Purchase Offer and related materials to beneficial owners of Shares.


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


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


 Dated: January 5, 2001


                                    DUNES HOTELS AND CASINOS, INC.


                                    By:   /s/ Steve K. Miller
                                          ------------------------------------
                                    Name:  Steve K. Miller
                                    Title: President


                                    GENERAL FINANCIAL SERVICES, INC..

                                    By:   /s/ Steve K. Miller
                                          ------------------------------------
                                    Name:  Steve K. Miller
                                    Title: President


                                    GFS ACQUISITION COMPANY, INC.


                                    By:   /s/ Steve K. Miller
                                          ------------------------------------
                                    Name:  Steve K. Miller
                                    Title: President

                                    /s/ Steve K. Miller
                                    ------------------------------------------
                                    Steve K. Miller






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


                                  EXHIBIT INDEX

             *(A)(1)  Offer to Purchase dated October 31, 2000.

             *(A)(2)  Form of Letter of Transmittal for Common Stock.

             *(A)(3)  Form of Letter of Transmittal for Preferred Stock.

             *(A)(4)  Form of Notice of Guaranteed Delivery.

             *(A)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

             *(A)(6) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


            **(A)(7)  Supplement to Offer to Purchase dated December 21, 2000.

--------------------------------

             * Previously filed with Schedule TO (file no. 5-33952)filed with the SEC on November 17, 2000.

            ** Previously filed with Amendment No. 1 to Schedule TO (file no. 5-33952)filed with the SEC on December 22, 2000.



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